Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 Amendment No. 1) and related Prospectus of Bottomline Technologies (de), Inc. for the registration of 184,956 shares of its common stock and to the incorporation by reference therein of our reports dated August 29, 2005, with respect to the consolidated financial statements and schedule of Bottomline Technologies (de), Inc., Bottomline Technologies (de), Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Bottomline Technologies (de), Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

October 25, 2005